07025281

WEIL, GOTSHAL & MANGES

81968-0005

May 22, 2007

SEC MAIL PROCESSING RECEIVED MAY 2 2 2007 WASH. D.C. 161 SECTION

By Hand

Securities and Exchange Commission
Office of International Corporate Finance 3-2
450 Fifth Street N.W.
Washington D.C. 20549-0302
United States of America

SUPPL

Re: Yell Group plc - - 12g3-2(b) File No. 82-34674

Ladies and Gentlemen:

On behalf of Yell Group plc (the "Company"), we are enclosing certain information to you pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended. The first page of each separate item of information indicates in the upper right-hand corner the Company's file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely

Martin Sandgren

PROCESSED
JUL 18 2007
THOMSON
FINANCIAL

Enc

LO1:\645329\01\DTXT01!.DOC\81968.0005

ONE SOUTH PLACE, LONDON EC2M 2WG
TEL: +44 (0) 20 7903 1000 FAX: +44 (0) 20 7903 0990

YELL

22 May 2007

news release news release news release news release news release

Yell Group plc financial results for the year ended 31 March 2007

Strong 2007 results in line with expectations. Rapid online growth. 2008 prospects good despite increased US competition

- Revenue up 28.0% to £2,075.1 million
  - Up 32.6% at constant exchange rate
  - Up 6.8% excluding acquisitions at constant exchange rate
- Adjusted EBITDA up 34.7% to £677.5 million
  - Up 39.3% at constant exchange rate
- Adjusted profit after tax and minority interests up 18.4% to £276.6 million
- Adjusted diluted earnings per share up 8.2% to 35.5 pence
  - Up 13.1% at constant exchange rate and excluding the effect of issuing shares in advance of the Yell Publicidad acquisition.
- Operating cash flow up 21.2% to £541.6 million
  - Cash conversion 79.9% (2006 - 88.9%)
- Proposed final dividend up 11.8% to 11.4 pence per share

	Year ended 31 March		
Statutory results (unaudited)	**2006**	**2007**	**Change**
	£m	**£m**	**%**
Revenue	1,621.3	**2,075.1**	*28.0*
EBITDA *	503.5	**668.6**	*32.8*
Profit after tax and minority interests	212.3	**212.7**	*0.2*
Cash generated from operations	411.5	**585.2**	*42.2*
Diluted earnings per share (pence)	29.7	**27.3**	*(8.1)*

* EBITDA is reconciled to operating profit in note 3 to the financial information on page 18

John Condron, Chief Executive Officer, said:

"These are good results, with rapid growth in our UK and US online businesses, demonstrating the continuing effectiveness of our channel-neutral approach.

"We are in a strong position to deal with the challenges of the 2008 financial year, particularly in the US where we are refocusing our sales effort on the heightened competition which we reported in April. In the UK, we are taking full advantage of the opportunity to drive future volume growth as we begin marketing and selling under more even-handed regulation. Integration in Spain is progressing very well with a vigorous adoption of "Back to Basics" in products and sales. We are confident that our Win, Keep and Grow strategy and the investment in our brands will drive continued profitable growth."

John Davis, Chief Financial Officer, said:

"These results are in line with expectations and continue to demonstrate Yell's strong financial characteristics including good growth, high margins and strong cash generation. The 11.8% increase in the dividend is in line with underlying earnings growth and reflects our confidence in Yell's overall future financial performance in spite of increased competition in the US."

Enquiries

Yell - Investors

Jill Sherratt
Tel +44 (0)118 950 6984
Mobile +44 (0)7764 879808

Yell - Media

Jon Salmon
Tel +44 (0)118 950 6656
Mobile +44 (0)7801 977340

Citigate Dewe Rogerson

Anthony Carlisle
Tel +44 (0)20 7638 9571
Mobile +44 (0)7973 611888

This news release contains forward-looking statements. These statements appear in a number of places in this news release and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, revenue, financial condition, liquidity, prospects, growth, strategies, new products, the level of new directory launches and the markets in which we operate. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk" in Yell Group plc's 31 March 2006 annual report for a discussion of some of these factors. We undertake no obligation publicly to update or revise any forward-looking statements, except as may be required by law.

A copy of this release can be accessed at:
www.yellgroup.com/announcements

YELL GROUP PLC SUMMARY FINANCIAL RESULTS

Unaudited	Year ended 31 March 2006	Year ended 31 March 2007	Change	Change at constant exchange rate [(a)]
	£m	£m	%	%
Revenue [(b)]	1,621.3	**2,075.1**	*28.0*	*32.6*
Adjusted EBITDA [(b)(c)]	502.9	**677.5**	*34.7*	*39.3*
Operating cash flow [(b)(d)]	447.0	**541.6**	*21.2*	*24.2*
Cash conversion [(b)(e)]	88.9%	**79.9%**		
Adjusted profit after tax and minority interests[(f)]	233.6	**276.6**	*18.4*	
Adjusted diluted earnings per share (pence) [(f)]	32.8p	**35.5p**	*8.2*	

(a) Change at constant exchange rate states the change in current year results compared with the previous year as if the current year results were translated at the same exchange rate as that used to translate the results for the previous year.

(b) Revenue, adjusted EBITDA, operating cash flow and cash conversion are the key financial measures that we use to assess the growth in the business and operational efficiencies.

(c) Adjusted EBITDA in the year ended 31 March 2007 is stated before exceptional costs of £4.4 million arising from post acquisition restructuring of Yell Publicidad operations, and £4.5 million arising from post acquisition restructuring at Yellow Book USA. Adjusted EBITDA for the year ended 31 March 2006 is stated before exceptional costs of £4.4 million arising from the TransWestern acquisition, and an exceptional credit of £5.0 million from releasing a provision for IPO costs.

(d) Cash generated from operations before payments of exceptional costs, less capital expenditure.

(e) Operating cash flow as a percentage of adjusted EBITDA.

(f) Adjusted profit after tax and adjusted diluted earnings per share are stated before exceptional items and amortisation of acquired intangibles, all net of related tax. A reconciliation to the related statutory figures is presented in note 6 to the financial information.

REVIEW OF OPERATING PERFORMANCE

Group

Group revenue increased 28.0% to £2,075.1 million, or 32.6% at a constant exchange rate, from £1,621.3 million last year. Growth, excluding the revenue from acquired directories publishing for the first time, was 6.8% at a constant exchange rate.

Group adjusted EBITDA increased by 34.7% to £677.5 million, or 39.3% at a constant exchange rate. Adjusted EBITDA in the year ended 31 March 2007 is stated before exceptional items of £8.9 million relating to post-acquisition restructuring costs. The Group adjusted EBITDA margin of 32.6% is up on 31.0% in the previous year.

Operating cash flow increased 21.2% to £541.6 million, or 24.2% at a constant exchange rate, resulting in conversion of 79.9% of adjusted EBITDA to cash. Free cash flow was £252.2 million before costs of £69.2 million arising on refinancing in the first quarter and exceptional items of £2.1 million.

Looking forward to the 2008 financial year, we expect overall Group revenue growth of around 9% of which around 4% is organic. We expect to maintain Group adjusted EBITDA margins around the 2007 financial year level.

While underlying first quarter trading will be in line with guidance for the full year, earnings in the first quarter of the 2008 financial year will be significantly diluted by the rephasing of expenditure into that quarter in the UK; by rescheduling of US directories from that quarter into later quarters; and the consolidation of Yell Publicidad's seasonally low first quarter revenue for the first time against the full run-rate of financing for the acquisition. We also expect the currently weaker US dollar to affect the first quarter results.

Yell UK operations

UK revenue increased 3.0% to £719.9 million driven entirely by a 61.0% increase in revenue by Yell.com, which more than offsets a 3.1% decline in print. Total unique customers live at 31 March declined by 1.4% to 492,000, reflecting a decrease in print-only advertisers partly offset by those advertising on Yell.com only.

Revenue from UK printed directories was 3.1% lower at £600.5 million, as the total number of unique print advertisers declined by 2.6% to 450,000, largely as a result of competition, with retention stable at 75%. Average revenue per unique advertiser was 0.4% lower than last year at £1,335. The effect of our regulatory undertaking of RPI-6% was to reduce Yellow Pages rate card prices by an average of 2.8% during the year and restricted our ability to compete effectively through innovative marketing initiatives.

Yell.com's revenue grew 61.0% to £95.9 million, driven by a 37.0% increase in recognised revenue per average searchable advertiser achieved mainly through up-sell to higher value products. Searchable advertisers at 31 March grew 12.6% to 196,000 and unique users grew 11.8% to 7.6 million in the month of March compared with last year.

Adjusted EBITDA grew 3.4% to £252.9 million, reflecting a margin of 35.1%, in line with last year.

We expect that the considerable potential benefits of the new rate cap of RPI-0% (which replaces the current RPI-6%) along with other relaxations in the regulation of Yellow Pages directories will be felt in the 2009 financial year. However, marketing and sales under the new regulatory undertakings commence during the 2008 financial year. We expect to use our greater marketing freedoms to ensure we expand the benefits of advertising in our products and so increase volumes.

We expect revenue to grow at around 3% in the 2008 financial year, entirely driven by Yell.com, with stable margins.

Yellow Book USA operations

US revenue grew 10.0% to £1,014.3 million, or 18.1% at a constant exchange rate. The effective exchange rate was approximately $1.90: £1.00 against $1.77: £1.00 last year.

Organic revenue growth contributed 9.8% to the total revenue growth of 18.1%, comprising 5.0% from print same market growth, 3.2% from directory launches, and 1.6% from internet revenue. Revenue from directories publishing for the first time since acquisition, mainly TransWestern, contributed $136.0 million or 8.3% to the total revenue growth.

In printed directories, Yellow Book increased unique advertisers by 41.5% to 692,000, the majority arising from the acquisition of TransWestern. Average revenue per unique advertiser was slightly up at $2,694 and retention was slightly down at 69%.

Yellowbook.com revenue grew 62.4% to $68.7 million, driven by a 44.7% increase in revenue per average searchable advertiser from $123 to $178. Our unique visitor numbers grew from 2.4 million to 6.1 million in March 2007. Searchable advertisers decreased 2.8% as we integrated TransWestern.

Adjusted EBITDA grew 14.9% to £296.8 million, a 23.7% increase at a constant exchange rate. The adjusted EBITDA margin increased from 28.0% to 29.3%.

As announced in April, we have recently seen a significant increase in competitive pressures in the US market. There has been a marked increase in the numbers of directories launched, both by incumbents, particularly companion directories, and independents; and we believe that the incumbents have put pricing programmes in place to become more competitive. We are addressing the competitive forces as rapidly as they arise through our products and our sales.

The increased competition means that we expect around 3% organic growth for the 2008 financial year driven by launches and internet. In addition, we expect around $20 million revenue from the publication of directories already acquired. We expect margins to remain stable.

Yell Publicidad operations

Revenue for the eight months since we acquired Yell Publicidad, S.A. (formerly Telefónica Publicidad e Información, S.A.) on 31 July 2006 was £340.9 million. The effective exchange rate was approximately €1.49: £1.00 during the eight months since acquisition. Printed directory revenue in Spain grew 0.8% on a like for like twelve month basis.

Yell Publicidad adjusted EBITDA was £127.8 million in the eight months since acquisition and the margin was 37.5%, which reflects the weighting of directory publications towards the second half of the year. The underlying margin over the last twelve months was 34.0%.

The integration of Yell Publicidad is progressing well with the adoption of our Back to Basics approach. We have reinvested in usage with the first significant advertising campaign for directories for many years, simplified the product range and rate card and begun to refocus sales on Win, Keep and Grow.

We have also made good progress in refocusing our portfolio of businesses including the disposal of operations in Brazil. We have consolidated our position in Argentina with the acquisition of the second major operator in that market, giving us national coverage.

The businesses that we expect will continue to be in our portfolio generated revenues of €650 million over the last twelve months. In the 2008 financial year we expect growth of around 5% from these businesses, plus an additional €20 million in revenue from the Argentine acquisition.

We expect margins of around 37%, taking into account the disposal of low margin businesses. The early delivery of operational synergies will enable us to increase investment and maintain margin improvement.

CASH FLOW AND NET DEBT

Operating cash flow increased 21.2% to £541.6 million, or 24.2% at a constant exchange rate. The Group converted 79.9% of adjusted EBITDA to cash, as compared with 88.9% last year, which had benefited from the timing of working capital improvements.

	Year ended 31 March	
	2006	2007
Unaudited	*£m*	*£m*
Adjusted EBITDA	502.9	**677.5**
Exceptional items in administrative expenses	0.6	**(8.9)**
Working capital movements and non-cash charges	(27.2)	**(83.4)**
Pension deficit repair payment	(64.8)	**-**
Cash generated from operations (see page 15)	411.5	**585.2**
Cash payments of exceptional items	3.6	**2.1**
Pension deficit repair payment	64.8	**-**
Purchase of property, plant and equipment	(32.9)	**(45.7)**
Operating cash flow	447.0	**541.6**
Adjusted EBITDA	502.9	**677.5**
Cash conversion	88.9%	**79.9%**

We expect to convert around 80%-85% of adjusted EBITDA to cash in the 2008 financial year.

The increase in net debt at 31 March 2007 to £3,662.6 million reflects the purchase of Yell Publicidad, including £93.6 million to purchase shares from minority shareholders on 30 March 2007 which brought our ownership of Yell Publicidad to 98.72%. Net debt was 5.2 times adjusted EBITDA on a pro forma basis over the last twelve months, compared with 5.6 times at the date of acquisition of Yell Publicidad. The movement in net debt for the year ended 31 March 2007 arose as follows:

	Net debt
Unaudited	*£m*
At 31 March 2006	**1,994.0**
Operating cash flow	(541.6)
Cash payments of exceptional items	2.1
Interest and tax payments, net of £46.7 million accreted interest settled by refinancing	289.4
Redemption premiums paid	22.5
Purchase of subsidiary undertakings, net of cash, plus debt acquired	2,298.0
Net cash inflow on disposal of subsidiary	(3.7)
Purchase of own shares	11.5
Proceeds of shares issued	(355.1)
Dividends paid	122.4
Finance costs increasing debt	10.0
Currency movements	(186.9)
At 31 March 2007	**3,662.6**

TAXATION

Adjusted taxation of £138.3 million represents an effective rate of 33% on adjusted profit before tax of £418.6 million as compared to 34% last year. The cash tax rate, our primary measure, was 19% of adjusted profit before tax. The lower rate arises from the benefit of goodwill amortisation and small losses brought forward in the US but does not include any potential benefit from amortisation of goodwill on the acquisition of Yell Publicidad.

In the 2008 financial year, we expect an effective rate of circa 31% and a cash tax rate of around 20%, both on adjusted profit before tax.

NET RESULTS AND EXCEPTIONAL ITEMS

Adjusted profit after tax of £276.6 million was up 18.4% (after £3.7 million attributable to minority interests in Yell Publicidad earnings).

Adjusted diluted earnings per share were up 8.2% to 35.5 pence (see note 6 to the financial information on page 20 for a reconciliation between statutory and adjusted figures). Underlying earnings per share were up 13.1% at a constant exchange rate and after adjusting for the timing of the share placing for the acquisition of Yell Publicidad in advance of the acquisition.

Adjusted results are after exceptional items of £57.4 million before tax. This non-recurring cost arose mainly on the refinancing of debt in the first quarter (£36.3 million), restructuring costs in Spain and the US (£14.7 million) and a book loss on the disposal of the Brazilian operation (£6.4 million). The tax benefit on these exceptional items, coupled with a reduction in deferred tax following the lowering of the Spanish corporation tax rate, resulted in an exceptional credit of £8.6 million after tax.

DIVIDEND PER SHARE

A final dividend of 11.4 pence per share has been proposed bringing the total dividend for the year to 17.1 pence per share. This represents an increase of 11.8% over last year. The ex-dividend date will be 27 June 2007 and the dividend will be paid on 27 July 2007 to shareholders registered on 29 June 2007.

The AGM will be held on 19 July 2007.

OUTLOOK

We are confident of delivering further growth with high margins and strong cash flows in the 2008 financial year.

In the UK, we expect to sustain the rate of revenue growth and margin, driven by continued rapid online growth, with the benefit of relaxed regulation in the following year. At Yell Publicidad, we will continue to drive the "Back to Basics" approach and we expect to make good progress towards achieving the full benefit of revenue and margin expansion in the following year. In the US, we are focused on dealing with heightened competition and taking advantage of any future shake-out in the market.

Overall, we are confident of the continued opportunities in all our markets and we will maintain our Win, Keep and Grow strategy and the investment in our brands and our business.

KEY PERFORMANCE INDICATORS

Unaudited	Year ended 31 March 2006	Year ended 31 March 2007	Change %
Yell UK			
Printed directories			
Unique advertisers (thousands) (a)	462	**450**	*(2.6)*
Directory editions published	113	**113**	
Unique advertiser retention rate (%) (b)	75	**75**	
Revenue per unique advertiser (£)	1,341	**1,335**	*(0.4)*
Internet			
Searchable advertisers at 31 March (thousands) (c)	174	**196**	*12.6*
Searches for March (millions)	32	**33**	*3.1*
Unique users for March (millions) (d)	6.8	**7.6**	*11.8*
Revenue per average searchable advertiser (£) (e)	378	**518**	*37.0*
Yellow Book USA			
Printed directories			
Unique advertisers (thousands) (a) (f) (g)	489	**692**	*41.5*
Directory editions published (g)	599	**969**	
Unique advertiser retention rate (%) (b) (f) (g)	70	**69**	
Revenue per unique advertiser ($) (g) (h)	2,690	**2,694**	*0.1*
Internet			
Searchable advertisers at 31 March (thousands)(c)	391	**380**	*(2.8)*
Unique visitors for March (millions) (i)	2.4	**6.1**	*154.2*
Revenue per average searchable advertiser ($) (e)	123	**178**	*44.7*
Yell Publicidad (Spain) (j)			
Paginas Amarillas classified directories			
Unique advertisers (thousands) (a)		**191**	
Directory editions published		**92**	
Unique advertiser retention rate (%) (b)		**84**	
Revenue per unique advertiser (€)		**1,081**	

See notes to the table on the following page.

(a) Number of unique advertisers in printed directories that were recognised for revenue purposes and have been billed. Unique advertisers are counted once only, regardless of the number of advertisements they purchase or the number of directories in which they advertise.

(b) The proportion of unique advertisers that have renewed their advertising from the preceding publication.

(c) Unique customers with a live contract at month end. These figures refer only to those advertisers for whom users can search. They exclude advertisers who purchase only products such as banners and domain names.

(d) The number of unique users who have visited Yell.com once or more often in the indicated month. Unique users are measured according to independently established industry standard measures.

(e) Yell.com revenue per average searchable advertiser is calculated by dividing the recognised revenue in the year by the average number of searchable advertisers in the year. (Yell.com year ended 31 March 2007 - 185,000; year ended 31 March 2006 – 158,000). Yellowbook.com revenue per average searchable advertiser is calculated by dividing the recognised revenue in the year by the average number of searchable advertisers in the year. (Yellowbook.com year ended 31 March 2007 – 386,000; year ended 31 March 2006 - 344,000).

(f) As a result of the progress in the United States towards integrating our customer databases, we have been able to make improvements in the ways in which we capture, record and analyse customer information. This has led to an overall elimination of duplicate records of unique advertisers. We have not adjusted the previously reported figure for the year ended 31 March 2006 for any duplicated records in that year. There remains some overlap in reporting unique advertisers between Yellow Book and acquired businesses that we expect to be removed. These improvements to our systems have not affected the reporting of our financial results. Retention in the US is based on unique directory advertisers.

(g) The 2006 figures relate only to Yellow Book and do not include TransWestern. The 2007 combined figures are presented after eliminating duplicate advertisers. Results for TransWestern for 2006 were: unique advertisers – 133,000; directories published – 236; revenue per unique advertiser - $2,086; retention – 69%.

(h) The figure for the year ended 31 March 2006 has been restated to exclude internet revenues previously included in the calculation.

(i) The number of individuals who have visited Yellowbook.com at least once in the month shown. In the year ended 31 March 2007 we changed our data provider; we have not adjusted the previously reported figure for the year ended 31 March 2006.

(j) Figures given for Yell Publicidad in Spain refer only to the period since acquisition, i.e. 1 August 2006 to 31 March 2007. They are not comparable to figures previously reported by Telefónica Publicidad e Información S.A.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED INCOME STATEMENT

	Notes	Year ended 31 March 2006	Year ended 31 March 2007
		£m	£m
Revenue	2	1,621.3	**2,075.1**
Cost of sales		(751.4)	**(919.7)**
Gross profit		869.9	**1,155.4**
Distribution costs		(49.5)	**(72.0)**
Administrative expenses		(370.5)	**(571.4)**
Operating profit	3	449.9	**512.0**
Finance costs		(134.9)	**(266.3)**
Finance income		2.4	**8.7**
Net finance costs		(132.5)	**(257.6)**
Loss on disposal of subsidiary		-	**(6.4)**
Profit before taxation		317.4	**248.0**
Taxation	4	(105.1)	**(31.7)**
Profit for the financial year		212.3	**216.3**
Attributable to:			
Minority interests		-	**3.6**
Equity shareholders of the group		212.3	**212.7**
	12	212.3	**216.3**
		(in pence)	*(in pence)*
Basic earnings per share	6	30.1	**27.6**
Diluted earnings per share	6	29.7	**27.3**
		£m	£m
Declared and paid interim ordinary dividend of 5.7 pence per share (2006 - 5.1 pence)	5	35.6	**43.9**
Proposed final ordinary divided of 11.4 pence per share (2006 - 10.2 pence)		78.5	**88.8**

See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Notes	Year ended 31 March 2006	2007
		£m	£m
Profit for the financial year		212.3	**216.3**
Exchange gain (loss) on translation of foreign operations		47.8	**(71.3)**
Actuarial (losses) gains on defined benefit pension schemes	11	(3.5)	**16.1**
Gain in fair value of financial instruments used as hedges		10.8	**8.8**
Tax effect of net (gains) losses not recognised in the income statement		(2.9)	**0.2**
Net tax benefit on share based payments		8.1	**1.3**
Net income (expense) not recognised in the income statement		60.3	**(44.9)**
Total recognised income for the year		272.6	**171.4**
Adoption of IAS32/39 - Initial recognition of financial instruments used as hedges		(2.9)	**-**
Adoption of IAS32/39 – Tax effect of initial recognition of financial instruments used as hedges		1.0	**-**
		270.7	**171.4**
Attributable to:			
Minority interests		-	**3.3**
Equity shareholders of the group		270.7	**168.1**
		270.7	**171.4**

See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEET

	Notes	At 31 March 2006 £m	At 31 March 2007 £m
Non-current assets			
Goodwill		2,486.0	**3,645.3**
Other intangible assets		200.3	**1,229.5**
Property, plant and equipment		53.8	**94.5**
Deferred tax assets	7	139.6	**143.2**
Investment and other assets		5.0	**8.2**
Total non-current assets		2,884.7	**5,120.7**
Current assets			
Inventories		6.7	**12.0**
Directories in development		226.0	**257.2**
Trade and other receivables	8	586.3	**947.4**
Cash and cash equivalents		28.5	**66.7**
Total current assets		847.5	**1,283.3**
Current liabilities			
Loans and other borrowings	9	(292.9)	**(224.3)**
UK corporation and foreign income tax		(58.5)	**(54.4)**
Trade and other payables	10	(366.8)	**(633.8)**
Total current liabilities		(718.2)	**(912.5)**
Net current assets		129.3	**370.8**
Non-current liabilities			
Loans and other borrowings	9	(1,729.6)	**(3,505.0)**
Deferred tax liabilities	7	(130.8)	**(497.7)**
Retirement benefit obligations	11	(39.9)	**(27.2)**
Trade and other payables	10	(7.9)	**(13.0)**
Total non-current liabilities		(1,908.2)	**(4,042.9)**
Net assets		1,105.8	**1,448.6**
Capital and reserves attributable to equity shareholders			
Share capital	12	1,192.3	**1,201.2**
Other reserves	12	(103.7)	**(214.3)**
Retained earnings	12	17.2	**451.6**
		1,105.8	**1,438.5**
Minority interests	12	-	**10.1**
Total equity		1,105.8	**1,448.6**

See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED CASH FLOW STATEMENT

	Notes	Year ended 31 March	
		2006	2007
		£m	*£m*
Net cash inflow from operating activities			
Cash generated from operations		411.5	**585.2**
Interest paid		(103.9)	**(266.0)**
Interest received		2.4	**8.7**
Redemption premium paid		-	**(22.5)**
Net income tax paid		(23.8)	**(78.8)**
Net cash inflow from operating activities		286.2	**226.6**
Cash flows from investing activities			
Purchase of property, plant and equipment	13	(32.9)	**(45.7)**
Purchase of subsidiary undertakings, net of cash acquired	14	(968.2)	**(2,137.1)**
Net cash inflow on disposal of subsidiary	15	-	**3.7**
Net cash outflow from investing activities		(1,001.1)	**(2,179.1)**
Cash flows from financing activities			
Proceeds from issuance of ordinary shares		2.4	**355.1**
Purchase of own shares		(9.7)	**(11.5)**
Net new borrowings (payments) on revolving credit facility		242.7	**(143.8)**
Acquisition of new loans		1,440.8	**3,841.7**
Repayment of borrowings		(885.0)	**(1,860.2)**
Financing fees paid		(14.0)	**(64.8)**
Dividends paid to Company's shareholders		(94.5)	**(122.4)**
Net cash inflow from financing activities		682.7	**1,994.1**
Net (decrease) increase in cash and cash equivalents		(32.2)	**41.6**
Cash and cash equivalents at beginning of the year		55.5	**28.5**
Exchange gains (losses) on cash and cash equivalents		5.2	**(3.4)**
Cash and cash equivalents at end of the year		28.5	**66.7**
Profit for the year		212.3	**216.3**
Adjustments for:			
Tax		105.1	**31.7**
Loss on disposal of subsidiary		-	**6.4**
Finance income		(2.4)	**(8.7)**
Finance costs		134.9	**266.3**
Depreciation of property, plant and equipment and amortisation of software costs		24.1	**43.4**
Amortisation of other acquired intangible assets		29.5	**113.2**
Changes in working capital:			
Inventories and directories in development		(21.3)	**(11.4)**
Trade and other receivables		(51.4)	**(100.7)**
Trade and other payables		33.7	**14.8**
Pension deficit repair		(64.8)	**-**
Share based payments and other		11.8	**13.9**
Cash generated from operations		411.5	**585.2**

See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED NOTES TO THE FINANCIAL INFORMATION

1. Basis of preparation and consolidation

The principal activity of Yell Group plc and its subsidiaries is publishing classified advertising directories in the United Kingdom, the United States, Spain, and certain countries in Latin America.

This unaudited financial information for the year to 31 March 2007 has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union ("IFRS") as set out in our annual report for the year ended 31 March 2007, and in accordance with the Listing Rules of the Financial Services Authority.

The unaudited information contained herein does not constitute statutory financial statements within the meaning of section 240 of the Companies Act 1985, but has been extracted from the statutory financial statements for the year ended 31 March 2007 which will be delivered to the Registrar of Companies in due course. The audit opinion on the statutory accounts for the year ended 31 March 2006 was unqualified.

In the opinion of management, the financial information included herein includes all adjustments necessary for a fair presentation of the consolidated results, financial position and cash flows for each period presented.

This financial information should be read in conjunction with Yell's 2007 annual report due to be published in June 2007, which will include the audited consolidated financial statements of Yell Group plc and its subsidiaries for the year ended 31 March 2007.

The preparation of the consolidated financial information requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial information and the reported amounts of income and expenditure during the period. Actual results could differ from those estimates. Estimates are used principally when accounting for doubtful debts, depreciation, retirement benefit obligations and the related employee pension costs, acquisition accounting and taxes.

We have made certain changes to the presentation of amounts in the prior year balance sheet. These changes have no effect on our results.

2. Revenue

	Year ended 31 March		Change
	2006	2007	%
	£m	£m	
Yell UK printed directories	619.4	**600.5**	*(3.1)*
Other products and services	79.5	**119.4**	*50.2*
Total Yell UK revenue	698.9	**719.9**	*3.0*
Yellow Book USA revenue at constant exchange rate (a)	922.4	**1,089.2**	*18.1*
Exchange impact (a)	-	**(74.9)**	
Total Yellow Book USA revenue	922.4	**1,014.3**	*10.0*
Yell Publicidad revenue	-	**340.9**	
Group revenue	1,621.3	**2,075.1**	*28.0*

(a) Constant exchange rate states current year results at the same exchange rate as that used to translate the results for the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the results using current year exchange rates.

See note 14 for an analysis of the effect of acquisitions on our results.

3. Operating profit and EBITDA information

Adjusted EBITDA by management segment

	Year ended 31 March		Change
	2006	2007	%
	£m	£m	
Yell UK printed directories	219.8	**210.2**	*(4.4)*
Other products and services	24.7	**42.7**	*72.9*
Total Yell UK	244.5	**252.9**	*3.4*
Yellow Book USA at constant exchange rate (a)	258.4	**319.6**	*23.7*
Exchange impact (a)	-	**(22.8)**	
Total Yellow Book USA	258.4	**296.8**	*14.9*
Yell Publicidad	-	**127.8**	
Group adjusted EBITDA	502.9	**677.5**	*34.7*

(a) Constant exchange rate states current year results at the same exchange rate as that used to translate the results for the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the results using current year exchange rates.

3. Operating profit and EBITDA information (continued)

Reconciliation of group operating profit to EBITDA [a]

	Year ended 31 March		
	2006	2007	Change
Yell UK operations	£m	£m	%
Operating profit	238.3	**239.2**	
Depreciation and amortisation in admin expenses	11.2	**13.5**	
Yell UK operations EBITDA	249.5	**252.7**	*1.3*
Exceptional items	(5.0)	**0.2**	
Yell UK operations adjusted EBITDA	244.5	**252.9**	*3.4*
Yell UK operations adjusted EBITDA margin	35.0%	**35.1%**	
Yellow Book USA			
Operating profit	211.6	**242.7**	
Depreciation and amortisation in admin expenses	42.4	**49.6**	
Yellow Book USA EBITDA	254.0	**292.3**	*15.1*
Exceptional items	4.4	**4.5**	
Exchange impact [b]		**22.8**	
Yellow Book USA adjusted EBITDA at constant exchange rate [b]	258.4	**319.6**	*23.7*
Exchange impact [b]		**(22.8)**	
Yellow Book USA adjusted EBITDA	258.4	**296.8**	*14.9*
Yellow Book USA adjusted EBITDA margin	28.0%	**29.3%**	
Yell Publicidad			
Operating profit		**30.1**	
Depreciation and amortisation in admin expenses		**93.5**	
Yell Publicidad EBITDA		**123.6**	
Exceptional items		**4.2**	
Yell Publicidad adjusted EBITDA		**127.8**	
Yell Publicidad adjusted EBITDA margin		**37.5%**	
Group			
Operating profit	449.9	**512.0**	
Depreciation and amortisation in admin expenses	53.6	**156.6**	
Group EBITDA	503.5	**668.6**	*32.8*
Exceptional items	(0.6)	**8.9**	
Exchange impact [b]		**22.8**	
Group adjusted EBITDA at constant exchange rate [b]	502.9	**700.3**	*39.3*
Exchange impact [b]		**(22.8)**	
Group adjusted EBITDA	502.9	**677.5**	*34.7*
Group adjusted EBITDA margin	31.0%	**32.6%**	

(a) EBITDA is one of the key financial measures that we use to assess growth and operational efficiencies in the business.

(b) Constant exchange rate states current year results at the same exchange rate as that used to translate the results for the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the results reported using current year exchange rates.

We do not allocate interest or taxation charges by product or geographic segment.

4. Taxation

The effective tax rate for the year is different from the standard rate of corporation tax in the United Kingdom (30%) as explained below:

	Year ended 31 March	
	2006	2007
	£m	£m
Profit before tax multiplied by the standard rate of corporation tax in the United Kingdom (30%)	95.2	**74.4**
Effects of:		
Differing tax rates on overseas earnings	10.5	**3.8**
Changes in tax rates in Spain	-	**(46.6)**
Other	(0.6)	**0.1**
Tax charge on profit before tax	105.1	**31.7**
Current tax:		
Current year UK corporation tax	50.1	**36.1**
Current year foreign income tax	2.2	**38.9**
Adjustments in respect of prior year	(1.7)	**(2.0)**
	50.6	**73.0**
Deferred tax:		
UK	4.9	**5.9**
Foreign	49.6	**(47.2)**
Tax charge on profit before tax	105.1	**31.7**

5. Interim and final dividend per share

Dividends paid in the year were as follows:

	Year ended 31 March	
	2006	2007
	£m	£m
Final dividend of 8.4 pence and 10.2 pence per share for 2005 and 2006, respectively	58.9	**78.5**
Interim dividend of 5.1 pence and 5.7 pence per share for 2006 and 2007, respectively	35.6	**43.9**
Dividends paid	94.5	**122.4**

The proposed final dividend for the 2007 financial year of 11.4 pence per share will be paid on 27 July 2007 to shareholders registered at the close of business on 29 June 2007.

UNAUDITED NOTES TO THE FINANCIAL INFORMATION (continued)

6. Earnings per share

The calculation of basic and diluted earnings per share is based on the profit for the relevant financial year and on the weighted average share capital during the year.

	Actual	Exceptional items	Amortisation of acquired intangibles	Adjusted
Year ended 31 March 2007				
EBITDA (£m)	**668.6**	**8.9**	**-**	**677.5**
Depreciation and amortisation (£m)	**(156.6)**	**5.8**	**113.2**	**(37.6)**
Net finance costs (£m)	**(257.6)**	**36.3**	**-**	**(221.3)**
Loss on disposal	**(6.4)**	**6.4**	**-**	**-**
Group profit before tax (£m)	**248.0**	**57.4**	**113.2**	**418.6**
Taxation (£m)	**(31.7)**	**(66.0)**	**(40.6)**	**(138.3)**
Group profit after tax (£m)	**216.3**	**(8.6)**	**72.6**	**280.3**
Minority interests (£m)	**(3.6)**	**2.8**	**(2.9)**	**(3.7)**
Group profit after tax and minority interests (£m)	**212.7**	**(5.8)**	**69.7**	**276.6**
Weighted average number of issued ordinary shares (millions)	**771**			**771**
Basic earnings per share (pence)	**27.6**			**35.9**
Effect of share options (pence)	**(0.3)**			**(0.4)**
Diluted earnings per share (pence)	**27.3**			**35.5**
Year ended 31 March 2006				
EBITDA (£m)	503.5	(0.6)	-	502.9
Depreciation and amortisation (£m)	(53.6)	-	29.5	(24.1)
Net finance costs (£m)	(132.5)	7.8	-	(124.7)
Group profit before tax (£m)	317.4	7.2	29.5	354.1
Taxation (£m)	(105.1)	(4.2)	(11.2)	(120.5)
Group profit after tax (£m)	212.3	3.0	18.3	233.6
Weighted average number of issued ordinary shares (millions)	705			705
Basic earnings per share (pence)	30.1			33.1
Effect of share options (pence)	(0.4)			(0.3)
Diluted earnings per share (pence)	29.7			32.8

Exceptional administrative costs of £8.9 million for the year ended 31 March 2007 are post-acquisition restructuring costs of £4.4 million related to the Yell Publicidad acquisition, and £4.5 million related to US acquisitions. Exceptional depreciation and amortisation costs relate to associated write-offs of assets. The exceptional loss on disposal of £6.4 million relates to the disposal of the Brazilian business. The exceptional finance costs for the year ended 31 March 2007 comprise £13.8 million for accelerated amortisation of deferred financing fees and £22.5 million premium on the redemption of our Notes, which were refinanced prior to the Yell Publicidad acquisition. The exceptional taxation benefit of £66.0 million comprises £5.8 million related to post-acquisition restructuring costs, £2.2 million related to the loss on disposal, £11.4 million related to exceptional finance costs and a £46.6 million exceptional tax credit from remeasuring deferred taxes in Spain at the lower tax rates enacted in November 2006. Exceptional items of £0.6 million in the prior year include restructuring and other costs of £4.4 million arising from the TransWestern acquisition, and a credit of £5.0 million arising from the release of a provision for IPO costs in the UK. Exceptional finance costs in the prior year relate to the accelerated amortisation of deferred financing fees on our senior debt, which was redeemed at the date of the TransWestern acquisition. The exceptional tax credit in the prior year represents tax on the exceptional items before tax.

7. Deferred tax assets and liabilities

The elements of deferred tax assets recognised in the accounts were as follows:

	At 31 March 2006	At 31 March 2007
	£m	£m
Tax effect of timing differences due to:		
Bad debt provisions	38.3	**44.8**
Defined benefit pension scheme	26.6	**17.9**
Other allowances and accrued expenses	20.4	**20.1**
Recognised tax net operating losses	20.5	**18.7**
Share options	15.9	**16.4**
Depreciation	6.9	**7.3**
Financial instruments	-	**4.9**
Post-acquisition alignment of accounting policies	-	**4.1**
Other	11.0	**9.0**
Recognised deferred tax assets	139.6	**143.2**

The elements of deferred tax liabilities recognised in the accounts were as follows:

	At 31 March 2006	At 31 March 2007
	£m	£m
Tax effect of timing differences due to:		
Intangible assets	76.1	**415.8**
Directories in development	32.9	**31.5**
Deferred selling costs	16.8	**14.0**
Post-acquisition alignment of accounting policies	-	**11.4**
Financial instruments	3.3	**9.1**
Other	1.7	**15.9**
Recognised deferred tax liabilities	130.8	**497.7**

8. Trade and other receivables

	At 31 March 2006	At 31 March 2007
	£m	£m
Net trade receivables [a]	555.5	**830.7**
Other receivables	19.0	**62.0**
Accrued income [a]	1.4	**42.0**
Prepayments	10.4	**12.7**
Total trade and other receivables	586.3	**947.4**

[a] The Group's trade receivables and accrued income are stated after deducting a provision of £208.6 million at 31 March 2007 (31 March 2006 - £157.8 million).

9. Loans and other borrowings and net debt

	At 31 March 2006 [a]	At 31 March 2007 [a]
	£m	£m
Amounts falling due within one year		
Term loans under credit facilities	50.1	**121.7**
Revolving loan under credit facilities	242.2	**97.2**
Net obligations under finance leases and other short term borrowings	0.6	**5.4**
Total amounts falling due within one year	292.9	**224.3**
Amounts falling due after more than one year		
Term loans under credit facilities	1,390.6	**3,505.0**
Senior notes:		
Senior sterling notes	161.8	**-**
Senior dollar notes	74.4	**-**
Senior discount dollar notes	102.8	**-**
Total amounts falling due after more than one year	1,729.6	**3,505.0**
Net loans and other borrowings	2,022.5	**3,729.3**
Cash and cash equivalents	(28.5)	**(66.7)**
Net debt at end of year	1,994.0	**3,662.6**

[a] Balances are shown net of deferred financing fees of £46.8 million at 31 March 2007 (31 March 2006 - £10.8 million).

UNAUDITED NOTES TO THE FINANCIAL INFORMATION (continued)

10. Trade and other payables

	At 31 March 2006	At 31 March 2007
Due within one year	*£m*	*£m*
Trade payables	27.3	**88.4**
Other taxation and social security	17.3	**18.2**
Accruals and other payables	162.3	**237.5**
Deferred income	159.9	**289.7**
Trade and other payables falling due within one year	366.8	**633.8**
Amounts falling due after more than one year		
Trade payables	5.6	**11.1**
Accruals and other payables	1.0	**1.1**
Deferred income	1.3	**0.8**
Trade and other payables falling due after more than one year	7.9	**13.0**
Total trade and other payables	374.7	**646.8**

11. Retirement benefit obligations

	Year ended 31 March 2006	Year ended 31 March 2007
	£m	*£m*
Actual return less expected return on pension scheme assets	(26.8)	**(0.2)**
Experience losses (gains) arising on scheme liabilities	(14.3)	**1.3**
Changes in assumptions underlying the present value of liabilities [a]	44.6	**(17.2)**
Net actuarial loss (gain) on defined benefit pension schemes	3.5	**(16.1)**
Annual charges in excess of annual contributions	0.9	**3.4**
Deficit repair payment	(64.8)	**-**
Net decrease in retirement benefit obligations	(60.4)	**(12.7)**
Retirement benefit obligation at 31 March 2005 and 2006, respectively	100.3	**39.9**
Retirement benefit obligations at 31 March 2006 and 2007, respectively	39.9	**27.2**

[a] The gain in 2007 and loss in 2006 were largely the result of changes in real interest rates which are determined by reference to corporate and government bond rates at the balance sheet date.

12. Statement of changes in equity

	Attributable to equity shareholders				
	Share capital	Other reserves	Retained earnings	Minority interest	Total
	£m	£m	£m	£m	£m
Balance at 31 March 2006	1,192.3	(103.7)	17.2	-	1,105.8
Profit on ordinary activities after taxation	-	-	212.7	3.6	216.3
Net expense recognised directly in equity	-	(44.6)	-	(0.3)	(44.9)
Total recognised (expense) income for the year	-	(44.6)	212.7	3.3	171.4
Share placement and capital restructuring	0.7	-	344.1	-	344.8
Value of services provided in return for share based payments	-	13.9	-	-	13.9
Ordinary share capital issued to employees	19.7	(8.2)	-	-	11.5
Own shares purchased by ESOP trust [a]	(11.5)	-	-	-	(11.5)
Capital duty paid on Yell Publicidad acquisition	-	(13.6)	-	-	(13.6)
Minority interest arising on purchase of subsidiary	-	-	-	42.3	42.3
Purchase of minority interests	-	(58.1)	-	(35.5)	(93.6)
Dividends paid	-	-	(122.4)	-	(122.4)
	8.9	(110.6)	434.4	10.1	342.8
Balance at 31 March 2007	1,201.2	(214.3)	451.6	10.1	1,448.6

[a] Purchase of shares held in an ESOP trust for employees.

Cumulative foreign currency losses attributable to equity shareholders at 31 March 2007 are £139.7 million (31 March 2006 - £68.4 million).

13. Capital Expenditure

Capital expenditure on property, plant and equipment in the year to 31 March 2007 and 2006 was £45.7 million and £32.9 million, respectively. Proceeds on the sale of property, plant and equipment were £nil in the same periods.

Capital expenditure committed at 31 March 2007 and 2006 was £3.2 million and £1.8 million, respectively.

14. Acquisitions

Year ended 31 March 2007

In the year to 31 March 2007, the Yell Group paid £2,039.2 million for acquisitions. The largest acquisition was that of 94.25% of the share capital of Telefónica Publicidad e Información, S.A. ("Yell Publicidad") on 31 July 2006 (which we have renamed Yell Publicidad, S.A.), for €2,939.8 million (£2,010.3 million). The purchase price of Yell Publicidad was allocated to the acquired assets and liabilities as follows:

	Acquiree's carrying amount	Fair value adjustments	Fair value
	£m	£m	£m
Non current assets			
Other intangible assets	109.4	1,028.7	1,138.1
Property, plant and equipment	24.7	14.8	39.5
Deferred tax assets	30.8	-	30.8
Total non current assets	164.9	1043.5	1,208.4
Current assets			
Directories in development	48.0	34.9	82.9
Trade and other receivables	292.2	-	292.2
Cash and cash equivalents	16.8	-	16.8
Total current assets	357.0	34.9	391.9
Current liabilities			
Loans and other borrowings	(90.0)	-	(90.0)
Corporation tax	(12.8)	-	(12.8)
Trade and other payables	(251.9)	-	(251.9)
Total current liabilities	(354.7)	-	(354.7)
Total assets less current liabilities	167.2	1,078.4	1,245.6
Non-current liabilities			
Loans and other borrowings	(70.2)	-	(70.2)
Deferred tax liabilities	(29.1)	(403.7)	(432.8)
Trade and other payables	(6.4)	-	(6.4)
Identifiable net assets	61.5	674.7	736.2
Minority interests			(42.3)
Share of net assets acquired			693.9
Goodwill			1,316.4
Total cost			2,010.3

Non-current intangible assets totalling €1,664.4 million (£1,138.1 million) comprise €1,130.7 million (£773.2 million) of brand names, €408.4 million (£279.3 million) of customer lists, and €125.3 million (£85.6 million) allocated between software, contracts, and non-compete agreements. Directories in development comprise all current intangible assets, including customer commitments and a customer database. Goodwill of €1,925.0 million (£1,316.4 million) is attributable to the future synergies expected, the workforce acquired and future growth of the business.

14. Acquisitions (continued)

The acquisition of Yell Publicidad was financed by debt acquired of £1,634.0 million, proceeds from the share placement of £344.8 million, and operating cash of £31.5 million.

The consolidated financial information of the Yell Group consolidates the financial results of Yell Publicidad for the eight months ended 31 March 2007. If the acquisition of Yell Publicidad had occurred on 1 April 2006, we estimate that the pro forma group revenue to 31 March 2007 would have been £2,206.8 million and group adjusted EBITDA would have been £708.7 million.

On 28 March 2007, we purchased a further 16,136,315 shares of Yell Publicidad for €137.5 million (£93.6 million) representing a further 4.47% of the share capital, resulting in ownership of 98.72% of the issued share capital. On 2 April 2007, Yell Publicidad formally delisted its remaining outstanding shares.

We made a number of acquisitions in the US that are not considered material for separate presentation. We paid cash of $55.9 million (£28.9 million) to acquire operations with net assets of $9.3 million (£4.8 million) to record goodwill of $46.6 million (£24.1 million) and other intangible assets of $15.0 million (£7.8 million). These acquisitions have contributed $30.6 million of revenue in the period from the dates of acquisition to 31 March 2007. The purchase price of the acquisitions was allocated to the acquired assets and liabilities as follows:

	Acquiree's carrying amount £m	Fair value adjustments £m	Fair value £m
Non current assets			
Other intangible assets	-	7.8	7.8
Property, plant and equipment	0.2	-	0.2
Total non current assets	0.2	7.8	8.0
Current assets			
Directories in development	0.5	1.2	1.7
Trade and other receivables	1.5	-	1.5
Total current assets	2.0	1.2	3.2
Current liabilities			
Trade and other payables	(6.4)	-	(6.4)
Total current liabilities	(6.4)	-	(6.4)
Identifiable net assets	(4.2)	9.0	4.8
Goodwill			24.1
Total cost			28.9

14. Acquisitions (continued)

A reconciliation of cash paid on acquisitions, including a deferred payment of $14.2 million (£7.5 million) for the acquisition of TransWestern Publishing (TWP), to the cash flow on page 15 is as follows:

	Year ended 31 March 2007
	£m
Costs of acquisitions in the year	2,039.2
Less cash acquired	(16.8)
Capital duties paid [a]	13.6
Minority interests purchased	93.6
Deferred payment for TWP	7.5
Net cash outflow in year	2,137.1

(a) Capital duties paid on the acquisition of Yell Publicidad and on the acquisition of minority interests in Yell Publicidad are recorded in equity; see note 12 to the financial information.

Year ended 31 March 2006

In the year to 31 March 2006, the Yell Group acquired a number of directories businesses in the US for consideration totalling $1,716.5 million (£978.3 million). The purchases were accounted for as acquisitions. The largest acquisition was that of TransWestern Publishing on 15 July 2005 for a purchase price of $1,573.8 million (£897.6 million) plus expenses of $21.5 million (£12.3 million). Goodwill of £681.2 million is attributable to future synergies expected, the workforce acquired and future growth of the business.

On 3 January 2006, we acquired the assets of Clarke Directory Publications (Clarke) for a purchase price of $72.0 million (£40.8 million).

We also made other acquisitions in the US during the year ended 31 March 2006. We paid cash of $49.2million (£27.6 million) to acquire net assets with a fair value totalling $2.0 million (£1.1 million) giving rise to additional goodwill of $40.6 million (£22.8 million) and other intangible assets of $8.7 million (£4.9 million).

UNAUDITED NOTES TO THE FINANCIAL INFORMATION (continued)

15. Disposals

On 30 March 2007, the Yell Group disposed of TPI Brasil, formerly held by Yell Publicidad in Brazil. The assets and liabilities disposed were as follows:

	Disposals £m
Non current assets	
Intangible assets	0.8
Property, plant and equipment	1.1
Investment and other assets	0.5
Total non current assets	2.4
Current assets	
Directories in development	6.8
Trade and other receivables	11.3
Cash	0.6
Total current assets	18.7
Current liabilities	
Trade and other payables	(9.0)
Total current liabilities	(9.0)
Currency translation reserves	(1.4)
Identifiable net assets	10.7
Loss on disposal	(6.4)
Proceeds received	4.3

16. Litigation

The lawsuit filed by Verizon was settled in October 2004. In subsequent months, Yellow Book USA was served with complaints filed as class actions in five US states and the District of Columbia. In these actions, the plaintiffs alleged violations of consumer protection legislation and placed reliance on findings of the New York Court in the now settled suit. On 26 August 2005, the court in New Jersey approved a comprehensive national settlement, with no admission of liability. The Yell Group fully accrued for the estimated costs arising from this class action in the year ended 31 March 2005.

NOTES TO EDITORS

Yell Group

Yell is an international directories business operating in the classified advertising market through printed, online and telephone-based media.

In the year ended 31 March 2007, Yell published 113 directories in the United Kingdom, 969 in the United States, and 92 Paginas Amarillas directories in Spain. In the United Kingdom, where it is a leading player in the classified advertising market, it served 450,000 unique advertisers. In the United States, where it is the leading independent directories business, it served 692,000 unique advertisers. In Spain, the Paginas Amarillas directories served 191,000 unique advertisers.

Yell's principal brands include: in the United Kingdom, Yellow Pages, Business Pages, Yell.com and Yellow Pages 118 24 7; in the United States, Yellow Book and Yellowbook.com; and in Spain, Paginas Amarillas and PaginasAmarillas.es. All these brands are trade marks.

END